PRESS RELEASE

ASANKO GOLD ANNOUNCES Q2 2019 PRODUCTION RESULTS

Vancouver, British Columbia, July 10, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) is pleased to announce production results for the second quarter (“Q2”) 2019 from the Asanko Gold Mine (“AGM”), located in Ghana, West Africa. The AGM is a 50:50 joint venture (“JV”) with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Asanko. All dollar figures are US$ unless otherwise stated.

AGM Q2 Highlights (100% basis):

•Record proceeds of $85.6 million generated from record gold sales of 66,337 ounces at an average realized price of $1,290 per ounce

•Record gold production of 62,067 ounces, on track to meet 2019 production guidance

•Mined 1.06 million tonnes (“Mt”) of ore, including 0.53Mt of ore from the Esaase pit

•Processed record 1.38Mt of ore with an average gold grade of 1.5 grams per tonne (“g/t”)

•Continued strong safety performance with no lost time injuries during the quarter

“Q2 2019 has been a very strong quarter with the Asanko Gold Mine setting new records in production, sales and revenue. This is particularly impressive given we are in the final stages of waste mining the Cut 2 pushback at Nkran. The Cut 2 pushback will essentially be finished in Q3 2019, marking the end of our investment program, and will enable the mine to focus on cash generation.” commented Greg McCunn, Chief Executive Officer. “We remain on track to achieve our 2019 annual production guidance of 225,000 to 245,000 ounces.”

Health and Safety

There were no lost time injuries (“LTI”) reported during the quarter. As at June 30, 2019, the mine achieved over 27 months without an LTI.

Production
During the quarter, the AGM sourced ore from the Nkran, Esaase and Dynamite Hill pits as well as run-of-mine stockpiles. At Nkran, waste mining operations entered the final stage of the western pushback, which is scheduled for substantial completion in Q3 2019. During the quarter, 5.75Mt of waste and 0.09Mt of ore at a gold grade of 1.5 g/t were mined from the Nkran pit. The Esaase pit delivered 0.53Mt of ore at a gold grade of 1.6 g/t with 1.10Mt of waste mined. Dynamite Hill delivered 0.43Mt of ore at a gold grade of 1.6g/t with 0.95Mt of waste mined.

The processing plant milled 1.38Mt at a gold grade of 1.5 g/t during the quarter with metallurgical recovery averaging 93%.

AGM Key Production Statistics (100% basis)	Units	Q3 2018	Q4 2018	Q1 2019	Q2 2019
Total Tonnes Mined	000 t	10,814	9,740	8,088	8,864
Waste Tonnes Mined	000 t	9,084	8,370	6,584	7,808
Ore Tonnes Mined	000 t	1,730	1,370	1,505	1,056
Strip Ratio	W:O	5.3:1	6.1:1	4.4:1	7.4:1
Average Gold Grade Mined	g/t	1.4	1.5	1.4	1.6
Ore Treated	000 t	1,299	1,238	1,224	1,375
Gold Feed Grade	g/t	1.6	1.6	1.6	1.5
Gold Recovery	%	94	95	93	93
Gold Produced	oz	61,599	59,823	60,425	62,067

Sales and Liquidity

Gold production for the quarter was a record 62,067 ounces with record gold sales of 66,337 ounces at an average realized price of US$1,290 per ounce, generating record gold sales proceeds of $85.6 million for the JV. At the end of the quarter, the JV held approximately $22.7 million in unaudited cash ($3.0 million of which was restricted in favour of a gold hedging counterparty), $7.1 million in gold receivables and $2.4 million in dore (with a market value of $3.7 million)

The Company held $6.8 million in unaudited cash at the quarter end, and is scheduled to receive a further
$20 million in cash related to the JV transaction upon the completion of specific Esaase development milestones or, at the latest by December 31, 2019.

Qualified Person Statement

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Enquiries:

Alex Buck – Manager, Investor & Media Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44 7932 740 452 Email: alex.buck@asanko.com Website: www.asanko.com

About Asanko Gold Inc.

Asanko’s flagship project, located in Ghana, West Africa, is the jointly owned Asanko Gold Mine with Gold Fields Ltd, which Asanko manages and operates. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.